Tabcorp

RECEIVED

2006 SEP 14 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 September 2006

To: Australian Stock Exchange L
Companies Announcements
20 Bridge Street
Sydney NSW 2000


06016814

SUPPL

Correction to Appendix 3C – Notice of buy-back

Attached is an Appendix 3C which replaces the previous Appendix 3C lodged on 4 September 2006. The correction is in relation to the period over which shares will be bought back under the on-market buy-back, referred to in section 12 of the Appendix 3C.

Kerry Willcock
Executive General Manager – Corporate and Legal

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

9/14

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy back within 10/12 limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***).
3	Voting rights *(eg, one for one)*	One vote per Ordinary Share
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	524,978,611 Ordinary Shares
6	Whether shareholder approval is required for buy-back	Shareholder approval is not required
7	Reason for buy-back	Purchase of Ordinary Shares issued under the Tabcorp Deferred Share Plan to prevent dilution

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	51,595 Ordinary Shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	During the period commencing on 22 September 2006 and ending on 25 September 2006
13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable
15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable
17	Number of shares proposed to be bought back	Not applicable
18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable
20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable
21	Price to be offered for shares	Not applicable
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ......7 September 2006.........
(~~Director/~~Company secretary)

Print name: ....Kerry Willcock..

== == == == ==

+ See chapter 19 for defined terms.